UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39117

36Kr Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Building B6, Universal Business Park,
No. 10 Jiuxianqiao Road,
Chaoyang District, Beijing, People’s Republic of China, 100015
+86 10 8965-0708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

36Kr Announces Capital Structure Initiative to Strengthen Corporate Stability

On August 19, 2025, 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR) announced that its board of directors (the “Board”) has approved and authorized the issuance of up to 54,958,400 newly created Class C ordinary shares to Palopo Holding Limited and beneficially owned by Mr. Dagang Feng (“Mr. Feng”), the Company’s chief executive officer and the chairman of the Board. The Class C ordinary shares have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class C ordinary shares shall be entitled to 100 votes per share on all matters submitted to shareholder vote. This issuance of the newly created Class C ordinary shares is an initiative by the Board to protect the Company's interests and strengthen corporate stability. The issuance of Class C ordinary shares has been approved by the Company’s audit committee and board of directors.

The Company has repurchased all 54,958,400 Class B ordinary shares held by Palopo Holding Limited and beneficially owned by Mr. Feng, at US$0.0001 per share (the “Repurchase Price”). Immediately prior to the repurchase of Class B ordinary shares, the Company issued 54,958,400 Class C ordinary shares to Palopo Holding Limited for a price equal to the Repurchase Price.

After completion of the repurchase of Class B ordinary shares and the issuance of the new class C ordinary shares referred to above, Palopo Holding Limited beneficially owns 23,553,600 Class A ordinary shares and 54,958,400 Class C ordinary shares, representing approximately 74.5% of the voting power of the Company’s total issued and outstanding share capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date:	August 19, 2025	By:	/s/ Dagang Feng
			Name:	Dagang Feng
			Title:	Chairman and Chief Executive Officer

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